Filed by CF Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Acquisition Corp. V

Commission File No.: 333-251971

Date: July 5, 2021

Satellogic – Investor Webcast Transcript

5 July 2021

Howard Lutnick: Hello, everyone. I'm Howard Lutnick, Chairman and CEO of Cantor Fitzgerald. I'm also the CEO of CF Acquisition Corp V. I'm thrilled to introduce you to Satellogic, a fantastic company ready for global scale.

Satellogic is a highly innovative and disruptive technology and data company. Satellogic is ready to scale and launch high-resolution satellites that will have the ability to remap the entire globe on a daily basis. Imagine that! A photograph of every inch of the globe on a daily basis.

They have 13 1 satellites in orbit now, and they plan to grow to over 300 satellites by 2025. With better image resolution, and you'll see from the examples that are throughout this presentation, and at a wildly lower production cost and launch costs as well, this makes for a fundamentally different and better business model. This is a massive, largely untapped global addressable market of over $140 billion dollars, and they're ready to further penetrate.

[1]	Does not include 4 satellites launched on June 30, 2021 that are not yet operational

I believe their technology, their data, and their analytics have vast use cases amongst countless industries that will benefit substantially from Satellogic services. So, as part of our diligence, we explored many of the use cases of these services, and I discovered that one of my larger businesses which I've been building, the insurance industry, would become a premium user of Satellogic's platform.

We explored deeper into different areas that insurance would benefit. I'll give you an example. In the insurance market, people insure all perils. So, perils would be, you know, it could be flood, it could be hail, it could be natural disasters, it could be algae in a fish farm, all sorts of things. So, let's go over some of the topics.

Forestry or agroforest, right? What happens if there's a forest fire? Imagine you have to send out people from the insurance companies and adjusters. They have to go out, and they have to map out the whole forest. Wouldn't it better just to take a photograph of what's burned and what hasn't burned of the forest? Remember, these trees and this timber is all insured.

Think of the same thing of growing avocados in Mexico. Imagine sending an adjuster out to Mexico to try to see was there bugs or disease, natural disasters, hail, flood, anything; you want to know what's green and what's not green. Obviously, taking a photograph of it daily would let you know instantly and would change the economics of that insurance and insurance adjusters.

Think fish farms or aquaculture. That's a good word for you, aquaculture. Fish farms are not really located where it's easy to go see them. So, a storm blows through one of these enormous fish farms. You and I, we all eat fish. Most of it is coming from farms these days. The storm goes through. What's left? What needs to be paid? You can imagine sending adjusters out on boats, going out and trying to find out what's left? I mean, it's hugely expensive.

Satellite photography at a detailed image makes that simple, quick, and easy. So, you have agriculture, of course. Think about it, sisal, you know the stuff for carpets and other things? Sisal? You know where they grow that? They grow that in Africa. Imagine trying to send someone for the tens of thousands of hectares they have growing sisal in Africa. Imagine the cost of sending adjustors out there when there's a flood or bugs or anything happens, heatwave, fire. You get the idea. These are vast opportunities and vast scale for this satellite company.

Then, of course, there's an enormous user base. For example, pipelines. And this is all from my diligence. When they install pipelines, they have to fly over. They have to check the pipelines, so they hire a plane to fly over the pipeline, and then there's some pilot looking out the window taking pictures of seeing if there's any leaks. I mean, you can imagine how easy that it is to just take a picture of it.

If you can map the whole earth, you can take a picture of all these things, and most importantly, you can do it at a fraction of the cost because once you're mapping the entire earth like Satellogic's going to do, you can do it at no marginal cost.

Border patrol. Everything having to do with borders. You get the idea. The road map of the world will be in this company's hands. So, without any further ado, this is an extraordinary business; it's an extraordinary opportunity. Low-cost, high-resolution satellites mapping the entire earth. And with that, I will turn the call over to Emiliano, the founder and CEO of Satellogic.

Emiliano Kargieman: Thanks, Howard. Well, at Satellogic, we build high-resolution imaging satellites that have 100 times better unit economics than any other satellite. We're going to take this unique capability and do something that nobody else can do. We're going to put enough satellites around the earth to remap the entire surface of the planet on a daily basis, hit every square foot of the surface of the earth, and turn it into a live catalog of everything on earth.

We're going to take the imagery, this map that we create daily, and we're going to run machine learning and AI algorithms on top of it to do object identification, to classify the scenes, to build predictive models, and most importantly, to allow our customers to track the things that are changing on a daily basis. This will enable our customers, governments, and industries to make better decisions every day and unlock for us a $140 billion dollar total addressable market.

I'm going to show you now some of the pictures that we're currently taking from our satellites in orbit. I'd like you to imagine what you can do if you have the capacity to see everything on earth every single day. Imagine you can see every container ship on the surface of the ocean every day, unloading and offloading containers in every port or when they're going through the Panama Canal or the Suez Canal or the Gulf of Hormuz.

Imagine further that you can do this even with small boats, that you can see small recreational boats on every harbor, everywhere in the world, every single day, even in places where you're not supposed to have small boats.

Imagine you can do the same thing for airplanes, that you can identify and locate every airplane on the surface of the earth every day. Every airport, every airfield, in the middle of the fields. Imagine you can do the same thing for cars. Counting cars everywhere, every day.

You can see every tree. Today we don't have an inventory of trees on the planet. Imagine not only you have an inventory of every tree on the surface of earth, but this inventory would be updated daily. You can ask questions like how many trees have been cut yesterday? What's the impact that has on things like carbon capture or wood stocks of pulp and paper companies?

Imagine you can do this for every building that's been built in the last day, every construction site, every swimming pool that's been filled, every roadblock in every city in the world every single day. You can see the patterns of life.

Imagine you can do the same thing for plants. You can see the daily growth of every plant planted in every hectare of arable land in the world. You can see when they're harvested and when they're taken to market. You can build predictive models based on this. The output of every open-pit mine, refineries, dams, power plants, wind farms.

This is what we're doing. We're building a live catalog of everything on the planet. We're going to make this searchable and queryable so anybody can use this information to make better decisions every day.

We started Satellogic a few years ago with the insight that humanity doesn't really have a resource availability problem in the short term. There is enough sunlight. There is enough arable land to give everyone a good standard of living. But we clearly have a resource allocation and distribution problem.

It doesn't matter if we're negotiating the trade-offs between food, energy, and water supplies or the consequences of climate change and things like mass migration across borders. A source of global data that is detailed, that is fresh, and that we can deliver to practitioners in the field at the right price point is really the key to unlock and to make better trade-off decisions around the things.

Now, the way we've been collecting data of what happens in the planet is really inefficient. It doesn't matter if you're using helicopters, drones, planes, IoT sensor networks, or what we most commonly do, which is sending people on the ground to go take measurements of things and report back. The boots-on-the-ground approach is extremely inefficient and very costly, as are all these other traditional methods.

Furthermore, they're very, very difficult to scale. You cannot think of global data stores using any of these methodologies. Now satellites in lower orbit are particularly well-positioned to collect data over the surface of the earth. The satellite will orbit the planet every 90 minutes, and the earth is spinning under it, so one satellite will eventually remap the entire surface of the earth.

Now the existing high-resolution earth observation satellites cannot do this because they're just so expensive. There's only a few of them that we're flying and operating. Imagine the satellites cost $800 million dollars or $500 million apiece. They're a very scarce resource, and they produce exquisite imagery that is very, very expensive to get at various costs.

There's been a few companies out there trying to build satellites for imaging at a lower cost, but they basically fall into two categories. They either don't have the resolution to see the things that changed on a daily basis, or if they have the resolution, they have to trade-off their capacity, how many images they can take per day, how many square kilometers they can take per day, or the resolution. So, they don't really have the capacity to remap the entire surface of the earth. These are the problems that we've solved.

At Satellogic, we've rebuilt our satellites from the ground up to make them significantly more efficient. We reach efficiencies of 60 to 100 times better unit economics on a per square kilometer of data that we can collect from our satellites compared to any other player that there is.

I'll get into more details on this in a minute, but we do this because of two things. We've created a unique camera technology that allows us to collect ten times more data on a small platform than any other known method. We also became a completely vertical integrated company which allows us to manufacture and launch these satellites for ten times lower capex cost than any of our competitors.

Now, with those two things, if you compare the cost of data collection per square kilometer basis, we have 60 times better unit economics than Planet SkySat. We have over 80 times better unit economics than Airbus Pléiades satellites. We have over 100 times better unit economics than BlackSky Generation 2 satellites. We have over 120 times better unit economics than Maxar Worldview satellites.

We're going to take this advantage that we built from unit economics and do something that none of these companies can do. We're going to put enough satellites around the planet to remap the entire surface of the earth in high-resolution on a daily basis. This will allow us to completely change the business model for earth observation. Because by remapping the entire world every day, we will be able to deliver our data to customers at zero marginal cost.

Imagine, once you have a complete remap of the planet, for any customer that wants daily data, we have this data already in the catalog so we can deliver it at the right price point for any application. This will allow us not only to replace what people is currently doing in high-resolution earth observation satellites. It will allow us to replace and improve on what people is currently doing with other less efficient means of data collection like helicopters, planes, drones, IoT sensor networks, and boots on the ground. This is what allows us to grow the market for earth observation and tap into a $140 billion dollar market opportunity.

The cost of unit economics, we're actually the only company in the world that is in a position to execute on this strategy. Imagine, for example, for us to collect weekly data of all of the surface of the planet to distribute at zero marginal cost; it will take around 60 of our satellites for a total capex cost of less than $50 million dollars.

If you take, for example, BlackSky as an example, or it could be Planet, they have the same similar economics; they will need over 700 satellites to do the same thing for a capex cost of over $7 billion dollars. So, this is really the difference. If you want to think about remapping the earth every week in high-resolution, it's less than $50 million dollars with our technology and over $7 billion dollars with that of our closest competitors.

If you go from weekly to daily, of course, there's another order of magnitude there in the investment. This means we're actually the only company in a position to deliver data in high-resolution and high frequency at zero marginal cost. This is really the key to open up the mainstream applications for this technology.

I'm going to show you a video now that goes through how we design and build and put our satellites in orbit and how we operate them. We've been building and launching satellites since 2013. We have put 21 satellites in orbit so far, and from this, we're currently operating the last 13 1 satellites that we've launched.

These 131 satellites already give us the capacity to remap very large swatches of the earth on 70 centimeters of resolution every month. They also give us the capacity to collect over 4 million square kilometers of data per day, and this is more data collection than the next four companies in our industry combined. With 4 million square kilometers of data collection a day, we can collect more data than Maxar, Planet, Airbus, and BlackSky put together.

This capacity is already in orbit, and we're already using it to deliver to paying customers on a daily basis. Now, this is just the beginning, and we're just getting started. We have not only these satellites in orbit, but we have the supply chain, we have the manufacturing capacity, and we have recently closed a multiple launch agreement with SpaceX that will allow us to put a constellation of 300 of these satellites in orbit by 2025, allowing us to reach the ability to collect data over all of the surface of the planet at a sub-meter resolution on a daily basis.

This is really how we differentiate from anybody else. Nobody can build and put in orbit a constellation of satellites to do the same thing.

[video playing]

Now, how do we get to a 100 times better unit economics? Really it starts with our camera technology. We built a unique camera design using adaptive optics that is patented and allows us to collect ten times more data from orbit than any of our competitors.

[1]	Does not include 4 satellites launched on June 30, 2021 that are not yet operational

The big issue with collecting high-resolution imagery from orbit is that you're trying to do this with a satellite that's moving at 27,000 kilometers an hour. This is very hard to do. The ground is moving relative to you at around 7 kilometers per second. The way traditional satellites solved this problem is they put a very, very large telescope aperture in orbit that allows them to collect well-exposed images that have no blur. But if you try to do this with a small platform, you have to rely on a series of methods that will trade-off, typically, between the resolution you can get on the image and how many images you can get.

This is the limitation for competitors, and this is why BlackSky Generation 2 satellites collect less than 30,000 square kilometers of data per day, or Planet SkySat collects less than 40,000 square kilometers of data per day.

We came up with a new solution to this problem. By using adaptive optics and putting our sensor in a series of electric motors that allow us to track the ground, we were able to build a system that collects data from a small telescope aperture continuously. And by doing this, we can collect over ten times more data with any of our satellites than any of our competitors in the small satellite business.

We are currently in a position to collect over 300,000 square kilometers of data with any of our satellites in orbit. This ten times higher capacity is really one of the building blocks for differentiation. At the same time, the compact camera design that we built has allowed us to build a very compact satellite around it that has a three times lower mass than any other small satellite that can do sub-meter resolution imagery. This, in turn, turns into a better launch cost for us.

So, this is really the beginning of our differentiation. On top of that, we have become a completely vertically integrated company. So, the same thing that SpaceX has done for launch, we're doing for earth observation, high-resolution imaging satellites. We're building every component and everything that goes into our satellites. We've designed and manufactured our own cameras, our own onboard computers, our own propulsion system, every sensor in the satellite, our own telescopes.

Now by doing this, we are able to lower to capex cost of one of the satellites by a factor of ten. We currently have a $450,000 bill of materials for these satellites, and because of their mass, we can put them in orbit for another $300,000. So, for less than $800,000, we can put a high-resolution imaging satellite in orbit that gives you 70 centimeters of resolution of the ground and can collect data continuously, whereas our closest competitors would need to spend more than $10 million dollars per satellite to put one of their satellites in orbit with ten times less capacity.

This is really how we create this unique opportunity to execute on this model that nobody else can execute on. We're going to take our ten times higher data collection capacity and ten times lower capex cost, and we're going to put enough satellites in orbit to collect data over all of the surface of the planet continuously and deliver this data to customers on zero marginal costs.

By delivering data to customers at zero marginal cost, we will allow services that are priced at the right price point. So, based on the value that we create for our customers and not on the cost of data acquisition. This, in turn, will allow us to grow very significantly the market for satellite earth observation data by a factor of 40 or 50.

Now, at the same time, by the time we're operating a constellation of satellites that is able to deliver data at zero marginal cost, we create a huge disincentive for any competitor to build infrastructure to do the same. Furthermore, imagine that by the time we're operating enough satellites to collect data daily over all of the surface of the planet, we will be in control of over 85% of the supply of high-resolution imagery in the world, which will allow us to consolidate the map.

And finally, this archive that we will be creating of everything that is happening on the planet on a daily basis will allow us to train better AI algorithms just because we have better data. And by training better AI algorithms, we will serve customers on a larger scale which will allow us to improve these algorithms at a faster pace. So, there are network effects on the accumulation of archived data that we will build in our catalog.

These three characteristics, the zero marginal cost for data distribution, the consolidation of demand on the network, and the network effects on the accumulation of data in our catalog, lead us to believe that this is a winner takes most or winner takes all market where we're uniquely positioned to win.

We don't have to wait until we have 60 satellites in orbit to remap the entire surface of the earth every week and be able to deliver data at zero marginal cost to have a viable business. Even with the 13 3 satellites that we're currently operating in orbit, we have the ability to deliver to a large market today. We're currently delivering to paying customers today.

The existing earth observation market is mostly government and defense and intelligence. This is an interesting market because it's supply-limited. Today there's just not enough capacity out there for what governments want to buy. So, when we came online with the last ten satellites in November last year, configured with the 131 satellite constellation that we're currently operating, we were able to bring significant capacity to a capacity-constrained market. This has allowed us to put together a very healthy pipeline in a very short period of time and to close contacts with which we're delivering at.

The existing earth observation market with government and defense and intelligence will allow us to post significant revenue in the first couple years of our business operation and help us cofound the rollout of the rest of our constellation. By the time we hit enough satellites to deliver data at zero marginal costs, we will start building the software as a service subscription model that really scales and gives us the leverage of our operating market.

In looking at our existing pipeline, as I mentioned, we have $38 million dollars of contracted backlog that we're delivering on. We've built a very healthy pipeline of over $2 billion dollars in opportunities in the existing government and defense and intelligence market. From this, $800 million dollars will be close in the next 12 to 24 months, and we're uniquely positioned to serve on those contracts, not only because of the quality and capacity that we're bringing online but also because of the flexibility of our business model.

I'll give you some examples of opportunities here. There are countries, for example, that are looking at monitoring their borders, and they want to be able to revisit times on the other side of the border in the order of an hour. Well, they cannot get this with satellites today. They have to rely on planes and other sources of data to do it. We have shown that with the capacity that we're putting in orbit, we can deliver enough quality and resolution on our imagery and full-motion video so that these customers can replace very expensive and risky air missions.

Most of our customers here are interested in information that's delivered quickly with low latency and very high quality. We're in a position to do that just because of the revisit time that we have with our constellation of satellites and the quality of data that we're producing.

[1]	Does not include 4 satellites launched on June 30, 2021 that are not yet operational

This has shown to our customers that we are a very viable alternative to complement what they're currently buying from companies like Mazar and Airbus and to replace other things that they're doing to collect data in large quantities around the world. We are going to this market both direct and through a network of distributors and partnerships that we have built that give us great visibility into our pipeline for the next couple of years.

Now, the markets that we're mostly interested in in the long term are the mainstream applications for this kind of technology. Here, instead of building the platform and waiting to see how people will use it, what we did over the last couple of years is we went out and piloted solutions with commercial customers. We did this in this vertical, energy, agriculture, forestry, and infrastructure.

We did over a dozen paid pilots, and we were able to show two things. We were able to show first that the data that we produced can replace successfully the other sources of data that the customers are currently using around the world to solve these problems.

So, we can effectively replace things that are being done with airplanes, with helicopters, and with IoT sensor networks, things like pipeline monitoring or oil field monitoring. Or for applications such as supply chain management for agriculture companies, monitoring of tree plantations and wood stocks, and infrastructure monitoring for energy.

We've also been able to show or to validate the pricing that these customers would be willing to pay for replacement solutions to what they're currently doing. This has allowed us to size up an immediately addressable market when we reach weekly remaps at zero marginal cost of over $40 billion dollars just in the 12 applications that we piloted.

I'll give you one interesting example that we did, monitoring a series of hydroelectric plants in a country in South America. We were able to show by monitoring these hydroelectric plants in high frequency that we can build predictive models that would predict by looking at the water levels in the dams and the areas around them, we would predict the energy output of the hydroelectric plants a week in advance.

So, imagine that you have now a model updated daily that predicts the energy output of every hydroelectric plant in the world. What would that mean for the energy markets? This is the kind of disruption that we're bringing with this technology.

It will be a game-changer for finance and for the insurance model. This is, in a sense, the ultimate source of alternative data. In commodity trading, I mentioned energy, but the same thing for agricultural commodities or mining commodities, just the ability to see what's happening in the world every single day and build predictive models on top of them would allow us to bring a lot more transparency to commodity markets.

For anything that has to do with global risk modeling, a daily data series that is consistent and can use to build better models is really one of the keys that we need to build more accurate risk modeling worldwide.

In insurance, we see a tremendous immediate opportunity. Insurance and reinsurance companies are interested in being able to do rapid claim estimation and impact assessment of events around the world. A platform like the one we're building is uniquely positioned to deliver on that need.

On top of that, and this one is very dear to our hearts because it's one of the reasons we started the company, having a global data series that's updated daily of the main parameters that affect planetary health is really one of the keys and ways in which we will be able to deal not only with monitoring the effects of climate change but actually building up the resiliency and building up the systems to mitigate some of the consequences.

Overall, this is how we see the market growing as we increase the frequency of data that we can deliver at zero marginal costs. Over time, as we get, by 2025, to daily remaps of the entire planet that we can deliver at zero marginal cost and at 30 centimeters of resolution, we will be able to support applications in all these industries and supporting over a $140 billion dollar total addressable market.

I want to take some time now to compare, do a heads-to-heads comparison to one of our competitors, the BlackSky Generation-2 satellites, but we can easily pick Planet SkySat’s, which have very, very similar unit economics.

When we compare head-to-head to our competitors, we have better resolution. We have the ability to capture video. Our cost of our satellites, as I mentioned, is less than $800,000 in orbit versus the cost of around $10 million.

By being vertically integrated and building our own satellites, we can iterate on this technology faster. We're actually putting new technology in orbit every quarter. We've come up with a new complete generation of our satellites roughly every nine months. This allows us to continue to push on our technology differentiation going forward.

As I mentioned, we have a daily collection capacity today per satellite of over 300,000 square kilometers of data, and that compares to less than 30,000 square kilometers of data for BlackSky satellites. We have more satellites in orbit. There are 13 1 satellites that we're currently operating versus 5, and as we did the math before, if we were looking to remap the entire surface of the earth on a weekly basis, we will need around 60 satellites to do that for a collected capex of less than $50 million dollars. Whereas BlackSky would need to put over 700 satellites to do the same thing for a collected capex of over $7 billion dollars.

Now this event on the Suez Canal, where the ship got stuck a few weeks ago, gave us the unique opportunity to showcase our imagery along with that of our competitors. As you can see here, not only do we have 100 times better unit economics than our competitors, but we also have a significantly better product. The resolution, the contrast, the quality of the imagery is significantly better. This has been consistently recognized by our customers as we started to deliver data to them.

Even if we compare the quality of our data to that of satellites like Maxar Worldview or Airbus Pléiades, of course, at 30 centimeters of resolution that they're currently delivering, you can see more detail there. But our imagery of 70 centimeters of resolution holds ground for most applications of high-resolution earth observation today. Over time, we will build our satellites to 30 centimeters of resolution by 2025, when we have requirements to remap the entire planet every day.

But even today, if you think about the 70-centimeter resolution imagery that we're producing, the cost of one of our satellites is $800,000, and the cost of Worldview-3 was over $800 million dollars. So, we can build 1,000 of our satellites in orbit for the cost of a single Worldview satellite, even taking into account the differences in design lifetime.

[1]	Does not include 4 satellites launched on June 30, 2021 that are not yet operational

This means we can offer daily remaps of the entire surface of the planet for the same cost as a single Worldview-3 satellite, that if you're lucky, would allow you to remap the entire surface of the world maybe every six months to a year. So, this is really the disruption that we're bringing into the market.

We will take this high-resolution earth observation data and this catalog of information that we're collecting around the world and make it queryable, make it searchable, make it accessible through a series of APIs so that we not only can deliver data directly to customers but we build a platform that allows third-party value-added service providers to build their applications on top, and really be able to unlock and deliver data to a wide range of markets for a lot of value-added services on top of the data that we create.

The way the data will be accessed by our customers is they will get access not only to the raw data, to the imagery in the catalog, but they will get access to value-added layers that are built on top, created by machine learning and AI algorithms and by other ways of processing satellite information.

So, our customers will be able to subscribe, for example, to an agricultural bundle in the corn belt in the US and be able to get not only daily data or daily images and pixels of every square foot of the corn belt, but they will also be able to get things like field boundaries and crop identification layers and yield prediction layers that, together, in this bundle, they will allow them to put together solutions for customers in their region.

Now, another customer in the world might be subscribing to a different bundle. For example, a farmer in India will be getting information probably through a value-added service provider that we'll subscribe to or an agricultural bundle in India. We'll probably have a very different set of value-added layers.

Or, for an intelligence analyst in the Middle East interested in monitoring airfields, they will get access to a different bundle with a different series of value-added layers on top of it. This idea of bundling information based on application and geography will allow us to maximize the monetization of the daily catalog that we will be building.

We have a proven management team that has been delivering on this mission for the last ten years and is ready to execute on our business for the next few years. This team we put together consists both of industry experts and people who have come from the existing earth observation market and have been delivering to customers for years.

It also consists of technologies to come from a completely different background, from information technology that have been able to really lower the unit economics for satellites up to 100 times. This combination of experience and bringing in the disruption of the information technology world to the space sector is really what has allowed us to execute so far and is really the key to our execution in the future.

This is a roadmap, and it shows how we go from the 13 1 satellites that we're currently operating to 300 satellites by 2025. And at the same time, we are moving from the 70 centimeters of resolution that we have today to 30 centimeters of resolution of data collection by 2025. Increasing the number of revisits that we can do at any point of the world, from 3 revisits per day today to over 60 revisits per day on any point of the planet by 2025 and growing our market with products that take us from the existing government and defense and intelligence market all the way to the daily remaps that will open up the mainstream applications for this technology and the software as a service platform.

Long term, the capacity that we're building of low-cost satellite bus, a modular satellite architecture, the ability to manufacture satellites in high-throughput plant and in large numbers, to operate satellites in scale, and to build platforms for multiple payloads will allow us to continue to grow on the earth observation market by including and starting to include other sources of data collection like RF monitoring, thermal imaging, hyperspectral, and radar. It will also allow us in the future to leverage our technology for applications in other domains like communications and energy. We see the opportunity for our company to grow to a $100 billion-dollar company in the next few years.

So, to summarize, we have vastly superior economics with high-resolution imagery than any of our competitors, and we are the only company in the world with the capacity to remap the entire surface of the world at high frequency and deliver this at zero marginal cost. This ability to deliver at zero marginal cost and the cost structure that allows us to build the software as a service platform unlocks a $140 billion dollar total addressable market opportunity.

[1]	Does not include 4 satellites launched on June 30, 2021 that are not yet operational

We have differentiated and proven technology in orbit with over 131 satellites that we're currently operating and using to deliver to paying customers. We have built a very healthy pipeline with over $2.1 billion dollars in a very short period of time for multi-million dollar contracts that will give us a reliable source of revenue and allow us to finance the rollout of our constellation.

We have a very powerful and highly scalable business model, and this transaction is expected to fully fund our business plan with some additional opportunities for acceleration and incremental value creation through M&A.

With this, I would like to finish by showing you this video. You should be able to see in these videos the cars that are moving on the highway on the left and that plane going to its gate on the right. We took these full-motion videos from our satellites in orbit, moving at 27,000 kilometers an hour.

Today we have the ability to produce full-motion videos like this of any point on the planet three times per day. By the time we have 300 satellites in orbit, we will be in a position to collect videos like this, two minutes long every five minutes.

We are well on our way to the point where we will be able to see in real-time any events develop anywhere on the surface of the earth and produce a full-motion video that we can deliver to anyone in real-time. This is really where we see our vision going.

With that, I would like to introduce you to Rick Dunn, our CFO that will walk through our financials and give you a financial overview. Thank you.

Rick Dunn: Yes, Satellogic, as Emiliano said, we offer two unique and complementary products today. Our first product is directed towards the existing earth observation market, which is predominantly government and defense and intelligence customers. We can use our current satellites to serve these customers today as we build out the constellation to reach weekly and daily remapping over the next two to three years.

There's a massive supply shortage of high-resolution imagery today, and we've seen a terrific response from customers around the quality of our imagery as well as the capacity that we can provide to them. These customers tend to buy through large, multi-year contracts and typically through a multi-step outbound sales cycle.

As we talked about earlier, we've successfully developed a pipeline of over $2 billion dollars for this first product. While this initial product with government and D&I customers will reflect the majority of our business for the next couple of years, we ultimately expect that our commercial platform will be significantly larger as a result of the relative addressable markets for each of the two products.

With the second product, our commercial platform, we'll take advantage of our constellation's ability to capture imagery at near-zero marginal cost and build a catalog of the entire planet, beginning with monthly remaps and moving towards weekly in 2023 and daily in 2025.

We view this as a SaaS platform with SaaS economics that really allows us to charge customers according to the value that our data provides within each customer's value chain, whether that's a multi-billion dollar energy company or a farmer in India.

Our SaaS platform will drastically expand the current addressable market for earth observation data and unlock what we believe is a $140 billion dollar-plus opportunity. We expect that this commercial platform will be the majority of our revenue by 2025 and growing to 80% to 90% of our business in the longer term.

In looking at our projections, as we've talked about, the government and D&I business will be the primary driver of growth in the near term as we realize our backlog and convert our pipeline. Our ability to offer weekly remaps beginning in 2023, however, will be a catalyst for our commercial business as we start to provide that rich and detailed imagery, data, and insights to customers that we know will be of immense value based upon the successful commercial pilots that we've run that we spoke about earlier.

In 2025, we'll be growing at over 100%, and we expect to continue experiencing strong growth beyond 2025. Our unit economics are, frankly, unmatched and unachievable by our competitors. That's what will help us achieve gross margins of 75% or more almost immediately comparable to any SaaS platform.

We expect to break even from an EBITDA perspective by 2022 and really see the operating leverage of our business kick into high gear as we scale up and achieve 60% EBITDA margins by 2025. That operating leverage is sustainable well into the future.

With respect to capex, one of the key advantages of our breakthrough technology and approach is that the cost of our satellites allows us to offer a product that no one else can replicate with total capital outlay that is relatively modest in comparison to the revenue and free cash flow potential of the business.

Our capex will peak in 2025 when we launch and integrate approximately 100 net new satellites. Once we hit our constellation of 300 satellites in 2025, our capex will largely be driven by our replacement cycle, which at a satellite useful life of 3 years means $150 to $200 million in satellite replacement capex, as we've shown here in 2026.

Further, these projections also assume that we'll continually improve not only the resolution and capacity of our satellites, but also the capability to continue to further build out our competitive advantage. By 2025, we’ve conservatively assumed that our satellites cost us roughly two times that of our satellites today in the model. As we continue to grow and capex intensity declines, we think in the long term we'll be in the single-digit percentage of revenue.

Here in the financial summary, you can see more detail on our projections. As we talked about earlier, we'll wrap up our satellite constellation to hit 300 by 2025, after which we'll only need to replace our constellation going forward. We do expect to see that operating leverage begin to kick in in 2023 with a 38% EBITDA margin after breaking even in 2022, and we expect a 60% or greater margin in the long term.

From a free cash flow perspective, once we have that constellation up, our EBITDA will continue to grow at the same time that our capex is declining rapidly. We expect to begin converting over 50% of our EBITDA to cash flow by 2025, and that will continue increasing thereafter.

The $38 million dollars of contracted business that is reflected in our backlog today will allow us to collect over $6 million in cash in 2021, and we expect to end the year with a significant portion of our 2022 revenue contracted as well.

We've been appropriately conservative in the model. On our pipeline slide earlier, we talk about our near-term opportunities of over $800 million, and for the purposes of this model, we've probability-weighted that down to 11%, and that's what's included here in this model, which is roughly $90 million of that $800 million of pipeline opportunities. So, we think there's a significant upside in the near term as well.

So, I'd like to close with this brief summary of Satellogic's powerful financial profile that reflects significant growth, SaaS economics, and strong operating leverage, which is going to drive a highly profitable business for us going forward.

Thank you.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the proposed transaction between CF Acquisition Corp. V (“CFAC V”) and Satellogic (“Satellogic”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFAC V’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CFAC V’s and Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CFAC V, Satellogic or any successor entity of the transaction and includes statements concerning (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market, (v) expectations regarding cash on the balance sheet following closing and whether such cash will be sufficient to meet Satellogic’s business objectives and (vi) the expected timing of closing the transaction. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFAC V and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFAC V’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CFAC V’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CFAC V’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CFAC V related to the merger agreement or the transaction, (xi) volatility in the price of CFAC V’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CFAC V, Satellogic and/or or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CFAC V assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CFAC V gives any assurance that either Satellogic, CFAC V or the combined company will achieve its expectations.

Additional Information

This communication relates to a proposed transaction between Satellogic and CFAC V. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFAC V, Satellogic and/or a successor entity of the transaction relevant materials will be or have been filed with the SEC, including a registration statement on Form F-4 with the SEC, which including a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFAC V shareholders. Satellogic, CFAC V and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Satellogic and CFAC V are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Satellogic, CFAC V or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed by CFAC V with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CFAC V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFAC V’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFAC V's securities are, or will be, contained in CFAC V’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers will also be in the Registration Statement on Form F-4 when it is filed with the SEC by Satellogic, CFAC V or any successor entity of the transaction, which will include the proxy statement of CFAC V. You may obtain free copies of these documents as described in the section entitled “Additional Information” above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFAC V, Satellogic or any successor entity of the transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Projections/Industry Data

The financial and operating forecasts and projections contained herein represent certain estimates of Satellogic as of the date hereof. Neither CFAC V’s nor Satellogic’s independent public accountants has examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore, none of CFAC V, Satellogic nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents Satellogic’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth under the heading “Forward-Looking Statements” above that could cause actual results to differ materially from those contained in the prospective financial information.

Accordingly, there can be no assurance that the prospective results are indicative of the future performance of CFAC V or Satellogic or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved.

This communication contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of CFAC V, Satellogic nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This communication contains references to Satellogic’s achievements compared to other companies, including being the first to achieve certain milestones. All of such references are based on the belief of Satellogic’s management based on publicly available information known to Satellogic’s management.

No Representations

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will CF V or Satellogic, or any of their respective subsidiaries, affiliates, stockholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Satellogic has been derived, directly or indirectly, exclusively from Satellogic and has not been independently verified by CF V. Neither the independent auditors of CF V nor the independent auditors of Satellogic audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.

Use of Non-GAAP Financial Measures

This communication includes certain historical and forward-looking non-GAAP financial measures. These non-GAAP measures are in addition to and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in this communication. Satellogic prepared these non-GAAP measures of financial results and believes that they provide useful supplemental information to investors about Satellogic. Satellogic’s management uses these non-GAAP measures to evaluate Satellogic’s historical and projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and therefor Satellogic’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies